PRESS RELEASE

Banro Announces Q2 2017 Financial and Operating Results

Toronto, Canada – August 16, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the second quarter of 2017.

FINANCIAL SUMMARY

•	Revenue of $42 million, a 30% decrease over Q2 2016 ($60 million)
•	Q2 2017 EBITDA of $6.6 million, a 60% decrease over Q2 2016 ($16 million)
•	Completion of the Recapitalization transaction in April 2017
•

In July 2017, completion of gold forward sale agreements for $26 million and deferral of gold delivery obligations from July 1, 2017 to December 31, 2017 for Twangiza’s existing gold forward sale agreement and Namoya’s existing streaming arrangement

OPERATIONAL SUMMARY

•	Namoya produced 19,151 ounces of gold in Q2 2017 at a cash cost of $812 per ounce
•	Twangiza produced 19,588 ounces of gold in Q2 2017 at a cash cost of $837 per ounce
•	Q2 2017 consolidated cash costs of $824 per ounce
•	35,280 ounces of gold were sold at an average price of $1,187 per ounce

All dollar amounts in this press release are expressed in thousands of dollars (except per ounce amounts) and, unless otherwise specified, in United States dollars.

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and six months ended June 30, 2017 and 2016 as well as the three months ended March 31, 2017.

	Q2 2017	Q2 2016(1)	Change %	Q1 2017(1)	H1 2017	H1 2016(1)	Change %
Selected Financial Data

Operating revenues	41,876	59,649	(30%)	55,226	97,102	106,189	(9%)

Total mine operating expenses [1]	(38,075)	(50,217)	(24%)	(50,539)	(88,614)	(93,186)	(5%)

Gross earnings from operations	3,801	9,432	(60%)	4,687	8,488	13,003	(35%)

Loss on Recapitalization	(9,969)	-	-	-	(9,969)	-	-

Net loss	(21,787)	(14,326)	52%	(15,620)	(37,407)	(38,040)	(2%)

EBITDA	6,596	16,432	(60%)	12,536	19,132	25,467	(25%)

Basic net loss per share ($/share)	(0.23)	(0.47)	(51%)	(0.51)	(0.60)	(1.33)	(145%)

Key Operating Statistics

Average gold price received ($/oz)	1,187	1,201	(1%)	1,158	1,171	1,159	1%

Gold sales (oz)	35,280	49,681	(29%)	47,673	82,953	91,648	(9%)

Gold production (oz)	38,739	49,673	(22%)	46,215	84,954	93,865	(9%)

All-in sustaining cost per ounce ($/oz) – mine site	1,128	901	25%	933	1,016	880	15%

Cash cost per ounce ($/oz)	824	735	12%	776	797	750	6%

Gold margin ($/oz)	363	466	(22%)	382	374	409	(9%)

Financial Position

Cash	3,492	5,507		7,584	3,492	5,507

Gold bullion inventory at market value[2]	13,752	7,645		9,547	13,752	7,645

Total assets	676,402	674,879		664,065	676,402	674,879

Long term debt - current and non- current	184,172	192,464		207,500	184,172	192,464

(1)

Results for three months ended March 31, 2017 and the three and six months ended June 30, 2016 have been restated to reflect a change in the accounting policy for the treatment of exploration and evaluation costs. See Notes 3c and 29 of the Company’s June 30, 2017 interim financial statements filed on Sedar.

(2)	Includes depletion and depreciation.
(3)	This represents 11,073 ounces of gold bullion inventory shown at June 30, 2017 closing market price of $1,242 per ounce of gold.

•

On April 19, 2017, the Company completed a recapitalization transaction (the “Recapitalization”) within a Plan of Arrangement as governed by the Canada Business Corporations Act, the details of which included:

-

the refinancing of the maturing $175,000 notes and $22,500 term loan with $197,500 of new notes with a 4-year maturity and new common shares of the Company, representing approximately 10% of the common shares of the Company on a fully- diluted basis;

-

the conversion of the outstanding preference shares and preferred shares, including the value of accrued and unpaid dividends of $3,530, into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis;

-

the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a $6,500 interim loan provided in February 2017 and the repayment of a $5,000 gold forward sale agreement provided in April 2017;

-	the extension of the maturity dates on the $10,000 Baiyin loan from July 15, 2018 and September 1, 2018 to February 28, 2020;

-	the cancellation of all stock options with an exercise price equal to or greater than Cdn$0.80 per share on a pre-Share Consolidation basis; and

-	the incurral of transaction costs of $4,618 and fair value losses on conversion of preference shares and preferred shares of $18,423.

•

Revenues for the three and six months ended June 30, 2017 were $41,876 and $97,102, respectively, being 30% and 9% decreases compared to the corresponding prior year periods of $59,649 and $106,189, respectively. During the second quarter of 2017, ounces of gold sold decreased by 29% to 35,280 ounces compared to sales of 49,681 ounces during the second quarter of 2016 due to lower production at Namoya and Twangiza as well as the impact of timing on gold sales. The average gold price per ounce sold during the second quarter of 2017 was $1,187 compared to an average price of $1,201 per ounce obtained during the second quarter of 2016. The average realized price for the second quarter of 2017 was lower than the average spot market price due to lower prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three and six months ended June 30, 2017 were $38,075 and $88,614, respectively, compared to the corresponding prior year periods of $50,217 and $93,186, respectively. The decrease is a result of decreased mining activities at both mines, primarily due to the availability of critical supplies and temporary suspensions in operations.

•

Gross earnings from operations for the three and six months ended June 30, 2017 were $3,801 and $8,488, respectively, compared to $9,432 and $13,003, respectively, for the corresponding periods of 2016. The 30% and 9% decreases in revenue for the three and six months ending June 30, 2017, were offset by 24% and 5% decreases in mine operating expenses, respectively, as a result of the operating activities from the two mines and the limitations presented by restrictions in key supplies and two temporary suspensions of operations at Namoya.

•

Net loss for the three and six months ended June 30, 2017 of $21,787 and $37,407, respectively, were primarily driven by the lower production levels and finance expenses which included the loss on the Recapitalization.

•

Cash costs per ounce on a sales basis for the first half of 2017 were $797 per ounce of gold, representing a 6% increase from $750 per ounce of gold in the first half of 2016. Cash costs per ounce on a sales basis for the second quarter of 2017 were $824 per ounce of gold, a 12% increase from $735 per ounce of gold in the second quarter of 2016. Cash costs for the second quarter of 2017 were higher than the corresponding prior year period mainly due to the lower levels of production at both Twangiza and Namoya.

•

Mine site all-in sustaining costs for the first half of 2017 were $1,016 per ounce (compared to $880 per ounce of gold in the first half of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the second quarter of 2017 were $1,128 per ounce (compared to $901 per ounce of gold in the second quarter of 2016) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. The higher sustaining capital per ounce was driven by the decrease in production at both operations compared to the corresponding prior year periods.

•

Consolidated EBITDA for the six months ended June 30, 2017 was $19,132 compared to $25,467 for the corresponding period of 2016, reflecting the lower production levels at Twangiza and Namoya. The EBITDA at Twangiza was $4,710 for the second quarter of 2017 compared to $11,889 for the corresponding prior year period reflecting lower production levels. Namoya’s EBITDA was $6,045 for the second quarter of 2017 compared to $8,298 in the corresponding prior year period, similarly reflecting the lower production levels. Consolidated EBITDA for the second quarter of 2017 was $6,596 as compared to $16,432 for the second quarter of 2016 (refer to the Non-IFRS Measures section for further detail).

(II) OPERATIONAL - TWANGIZA

•	During the second quarter of 2017, Twangiza experienced no loss time injuries (“LTIs”).

•

During the second quarter of 2017, the plant at the Twangiza Mine processed 386,295 tonnes of ore (compared to 414,829 tonnes during the second quarter of 2016). Ore was processed during the second quarter of 2017 at an indicated head grade of 2.42 g/t Au (compared to 2.75 g/t Au during the second quarter of 2016) with a recovery rate of 67.4% (compared to 75.7% during the second quarter of 2016) to produce 19,588 (compared to 26,218 during the second quarter of 2016) ounces of gold.

(III) OPERATIONAL – NAMOYA

•	During the second quarter of 2017, Namoya experienced no LTIs.

•

Namoya’s operations were interrupted by two security incidents during the second quarter of 2017. The impact included the loss of 8.5 days of mining operations during the second quarter. The delivery of the new mining fleet in July 2017 is expected to assist in achieving higher levels of gold production.

•

During the second quarter of 2017, the plant at the Namoya Mine stacked 579,179 tonnes of ore (compared to 485,319 tonnes during the second quarter of 2016). The head grade of the ore stacked during the second quarter of 2017 was 1.85 g/t Au (compared to 2.03 g/t Au during the second quarter of 2016). Namoya produced 19,151 ounces of gold during the second quarter of 2017 (compared to 23,455 ounces of gold during the second quarter of 2016).

(IV) EXPLORATION

•	During the second quarter of 2017, exploration activities were limited to low level regional exploration and near-mine exploration.

(V) CORPORATE DEVELOPMENT

•

On May 23, 2017, subsequent to the issuance of common shares under the Recapitalization, all of the common shares issued and outstanding were consolidated on the basis of one common share in the capital of the Company for every 10 existing common shares (the “Share Consolidation”) resulting in the Company having 109,857,390 common shares outstanding.

(VI) SUBSEQUENT EVENTS

•

In July 2017, Banro entered into a financing arrangement to provide additional operational working capital to support the Company’s ongoing activities at its Twangiza and Namoya mines. The financing arrangement comprises the following two elements:

(a)	The execution of two gold forward sale agreements to raise $26 million:

i.

The first gold forward sale agreement is with the Company’s two largest shareholders as purchasers, “Gramercy” and “Baiyin” (each as defined in the Company’s July 17, 2017 press release), and provides for the prepayment by the purchasers of $20 million for their purchase of a total of approximately 20,924 ounces of gold from the Namoya mine, with gold deliveries over 12 months beginning January 2018, at approximately 1,744 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an internal rate-of-return (“IRR”) of 15% to the purchasers. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery.

ii.

The second gold forward sale agreement is with Baiyin as purchaser, and provides for the prepayment by the purchaser of $6 million for its purchase of a total of approximately 6,337 ounces of gold from the Twangiza mine, with gold deliveries over eight months beginning January 2018, at approximately 792 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 19.54% to the purchaser. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of $1,100 per ounce for that month’s gold delivery.

(b)

A deferral of gold delivery obligations from July 1, 2017 until December 31, 2017 under an existing Twangiza gold forward sale agreement and under the Namoya stream agreement, in each case with Gramercy. Assuming a gold price of $1,250 per ounce during the six-month deferral period (net of the $150 per ounce gold transfer price in the case of the stream deferred gold), the estimated total value of the deferred gold deliveries is approximately $8.2 million. The gold delivery schedule for these agreements has been amended such that the deferred gold (estimated to be approximately 7,172 ounces) plus additional ounces in lieu of the associated financing charges will be delivered over the first eight months of 2018, in order to maintain the implied IRR of the original terms.

OUTLOOK

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza and Namoya’s favorable topography, adit access by horizontal or nearly horizontal shafts would be employed which could be less capital intensive than typical underground mining operations which utilize vertical shafts.

With regard to the lower than expected gold production achieved at both mines during the first six months of 2017 and the ongoing challenging operating environment given the current instability in the Democratic Republic of the Congo, the Company does not expect to reach its previously provided 2017 gold production outlook and is currently not in a position to provide updated forward-looking gold production information for the remainder of 2017.

In light of the Company’s ongoing operational and working capital challenges, the Company is continuing to explore opportunities to raise additional financing and/or refinance existing obligations with the objective of supporting the Company’s operating activities. No assurance can be given with respect to the Company successfully obtaining additional financing or refinancing.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world. The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

		Q2 2017			Q1 2017

	Twangiza	Namoya	Consolidated	Twangiza	Namoya	Consolidated

Mine Operating Costs ($)	18,279	19,796	38,075	26,217	24,322	50,539

Depreciation ($)	(3,882)	(5,107)	(8,989)	(6,172)	(7,351)	(13,523)

Cash Costs ($)	14,397	14,689	29,086	20,045	16,971	37,016

Sustaining Capital ($)	4,384	6,318	10,702	3,997	3,484	7,481

All-In Sustaining Cost - Mine Site ($)	18,781	21,007	39,788	24,042	20,455	44,497

General and Administrative Costs and Other ($)			3,774			3,401

All-In Sustaining Cost - Total ($)			43,562			47,898

Ounces Sold	17,197	18,083	35,280	24,578	23,095	47,673

Cash Cost per Ounce $/oz	837	812	824	816	735	776

All-In Sustaining Cost per Ounce - Mine Site $/oz	1,092	1,162	1,128	978	886	933

All-In Sustaining Cost per Ounce - Total $/oz			1,235			1,005

		Q2 2016

	Twangiza	Namoya	Consolidated

Mine Operating Costs ($)	24,259	25,958	50,217

Depreciation ($)	(5,889)	(7,815)	(13,704)

Cash Costs ($)	18,370	18,143	36,513

Sustaining Capital ($)	4,166	4,059	8,225

All-In Sustaining Cost - Mine Site ($)	22,536	22,202	44,738

General and Administrative Costs and Other ($)			4,916

All-In Sustaining Cost - Total ($)			49,654

Ounces Sold	26,492	23,189	49,681

Cash Cost per Ounce $/oz	693	782	735

All-In Sustaining Cost per Ounce - Mine Site $/oz	851	957	901

All-In Sustaining Cost per Ounce - Total $/oz			999

		H1 2017			H1 2016

	Twangiza	Namoya	Consolidated	Twangiza	Namoya	Consolidated

Mine Operating Costs ($)	44,496	44,118	88,614	45,802	47,384	93,186

Depreciation ($)	(10,054)	(12,458)	(22,512)	(11,306)	(13,190)	(24,496)

Cash Costs ($)	34,442	31,660	66,102	34,496	34,194	68,690

Sustaining Capital ($)	8,381	9,802	18,183	7,072	4,856	11,928

All-In Sustaining Cost - Mine Site ($)	42,823	41,462	84,285	41,568	39,050	80,618

General and Administrative Costs and Other ($)			7,175			8,845

All-In Sustaining Cost - Total ($)			91,460			89,463

Ounces Sold	41,775	41,178	82,953	51,716	39,932	91,648

Cash Cost per Ounce $/oz	824	769	797	667	856	750

All-In Sustaining Cost per Ounce - Mine Site $/oz	1,025	1,007	1,016	804	978	880

All-In Sustaining Cost per Ounce - Total $/oz			1,103			976

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other isolated or non-recurring non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q2 2017	Twangiza	Namoya	Total Mine	Corporate and Exploration	Consolidated
	$	$	$	$	$

Net income/(loss)	(756)	1,790	1,034	(22,821)	(21,787)

Loss on Recapitalization	-	-	-	9,969	9,969

Finance expenses	1,270	1,490	2,760	8,986	11,746

Other non-cash charges	311	(2,336)	2,025	(372)	(2,397)

Share-based payments	3	(6)	(3)	30	27

Depletion and depreciation	3,882	5,107	8,989	49	9,038

Taxes	-	-	-	-	-

EBITDA	4,710	6,045	10,755	(4,159)	6,596

Q1 2017	Twangiza	Namoya	Total Mine	Corporate and Exploration	Consolidated
	$	$	$	$	$

Net income/(loss)	(1,431)	1	(1,430)	(14,190)	(15,620)

Finance expenses	1,399	1,587	2,986	9,114	12,100

Other non-cash charges	1,021	24	1,045	1,355	2,400

Share-based payments	6	5	11	71	82

Depletion and depreciation	6,172	7,351	13,523	51	13,574

Taxes	-	-	-	-	-

EBITDA	7,167	8,968	16,135	(3,599)	12,536

H1 2017	Twangiza	Namoya	Total Mine	Corporate and Exploration	Consolidated
	$	$	$	$	$

Net income/(loss)	(2,187)	1,791	(396)	(37,011)	(37,407)

Loss on Recapitalization	-	-	-	9,969	9,969

Finance expenses	2,669	3,077	5,746	18,100	23,846

Other non-cash charges	1,332	(2,312)	(980)	983	3

Share-based payments	9	(1)	8	101	109

Depletion and depreciation	10,054	12,458	22,512	100	22,612

Taxes	-	-	-	-	-

EBITDA	11,877	15,013	26,890	(7,758)	19,132

Q2 2016	Twangiza	Namoya	Total Mine	Corporate and Exploration	Consolidated
	$	$	$	$	$

Net income/(loss)	2,382	(1,676)	706	(15,032)	(14,326)

Finance expenses	966	1,884	2,850	7,532	10,382

Other non-cash charges	2,631	260	2,891	3,284	6,175

Share-based payments	21	15	36	306	342

Depletion and depreciation	5,889	7,815	13,704	155	13,859

Taxes	-	-	-	-	-

EBITDA	11,889	8,298	20,187	(3,755)	16,432

H1 2016	Twangiza	Namoya	Total Mine	Corporate and Exploration	Consolidated
	$	$	$	$	$

Net income (loss)	1,420	(8,348)	(6,928)	(31,112)	(38,040)

Finance expenses	4,394	3,150	7,544	15,203	22,747

Other non-cash charges	5,466	1,693	7,159	8,439	15,598

Share-based payments	25	17	42	347	389

Depletion and depreciation	11,306	13,190	24,496	277	24,523

Taxes	-	-	-	-	-

EBITDA	22,611	9,702	32,313	(6,846)	25,467

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company’s future operations and financial condition, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:

+1 (416) 366-2221
+1-800-714-7938
info@banro.com